Jacob Funds, Inc.
c/o U.S. Bancorp Fund Services, LLC
615 East Michigan Street
Milwaukee, WI 53202

June 17, 2016

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

Re:	Jacob Funds, Inc. (the “Company”) File Nos.: 333-212074

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, the Company respectfully requests withdrawal of the Company’s combined Proxy Statement and Registration Statement on Form N-14 (the “Registration Statement”), filed electronically with the Securities and Exchange Commission on June 16, 2016 (Accession No. 0000894189-16-009975).
The Company seeks to withdraw the Registration Statement because it was inadvertently filed with the incorrect series and class information.  The Company will then re-file with the correct series and classes listed. The Registration Statement has not been declared effective by the Commission, and the Company hereby confirms that no securities were sold in connection with the offering and no prospectus contained in the Registration Statement has been distributed. Therefore, withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477.

If you have any questions or require further information, please contact Edward Paz at (414) 765‑5366.

Sincerely,

/s/ Edward Paz
Edward Paz
Vice President
U.S. Bancorp Fund Services, LLC
as Administrator for the Company